13D SHAREHOLDERS GROUP

John C. Allen, Sr.                                     Vartan Ghugasian
Lillian I. Allen                                       Donn Gifford
Roland R. Batson                                       Linda Gifford
Richard Boulet       TO:    All Sharholders            Ginette Gladu
Joan P. Cote                    Of                     Robert R. Gladu
Paul A. Cote         Novametrix Medical Systems, Inc.  Andrew Gross
Normand F. Doyon                                       Dana Gross
Pauline G. Doyon     FROM:  The Novametrix 13D         John F. Gross
Sandra Dunham               Shareholders Group         Susan T. Gross
Thomas B. Dunham                                       Diane James
Adrienne R. Emmi     DATE:  July 15, 1996              Richard James
Anthony N. Emmi                                        Edgar Morin
Armen Ghugasian                                        John Orestis
Takuhe Ghugasian                                       Raymond E. Robichaud


For some time now, a substantial number of Novametrix shareholders have become increasingly dissatisfied with Management's lack of concern for maximizing shareholder values. To emphasize their concerns, the shareholders formed a so-called 13D Group, including those listed on the letterhead of this letter, representing about 9% of the Company's common shareholders, and filed the schedule with the Securities and Exchange Commission. The Group has now been expanded to include approximately 15% of the common shareholders.

As you can see from the following material, we encountered strong opposition and were rebuffed by Management in attempting to present a Shareholder Proposal requesting company action on our concerns. As a result of this opposition, we felt that:

      1.  Management had no real interest in the shareholder's concerns;
      2. The opposition was indicative of a continuous attitude towards shareholders; and
      3. The shareholders should take decisive action to correct the situation.

In view of Management's continuing opposition, we feel there is only one way to get company action on our concerns. This is to wage a proxy contest at this year's Annual Shareholder Meeting and get true shareholder representation on the Board of Directors. There will be three directors elected at this years Annual Shareholder Meeting and we have proposed our own slate in the enclosed proxy materials. We urge you to read the enclosed proxy material carefully, and

      IF YOU SHARE THE GROUP'S CONCERNS, PLEASE SIGN THE ENCLOSED
      PROXY CARD AND RETURN IT TO US PROMPTLY IN THE ENVELOPE.

What Has been Management's Attitude Toward Shareholder Concerns?

We feel strongly that some of the shareholders most basic concerns are being ignored by Management, such as:

      *  What are the Company's prospects?

      *  What is the Company actually worth?

      * Does Management have a constructive program in place to enhance shareholder values?

Before the 13D Group was formed to make the Shareholder Proposal, several members of the Group attempted to have a constructive dialog with Management about the members' concerns. Each was rebuffed. The Group was then organized and filed a formal Shareholder Proposal with the Company to be included with the proxy material the Management sends out to shareholders for the annual meeting. The Proposal urged the directors to develop a program to maximize shareholder values, including retention of an investment banking firm to address these concerns on an organized basis. A copy of the Proposal is included in our proxy statement. The Management flatly refused to include the Group's Proposal with their proxy materials on the ground that the Proposal involved matters in the ordinary course of business.

Why We Believe Management is Free to Act Arbitrarily

The reason is that the bylaws and Articles of Incorporation of the Company are structured so that Management and Directors can apparently operate almost as they see fit without any real control by shareholders. For example:

      1. Management has nominated the directors and elects them routinely with your proxies.

      2. Directors themselves can change their number between three and nine at any time without the approval of the shareholders.

      3. Directors can change the bylaws at any time without the approval of the shareholders.

      4. Shareholders cannot change the bylaws or the Articles of Incorporation unless they get approval of 80% of all shareholders.

      5. Management can call a special meeting of shareholders any time to discuss their own proposals.

      6. Shareholders cannot call a special meeting to discuss their proposals or their dissatisfaction with Management unless:

          a.   the directors agree to it; or

          b.   they can get 80% of all shareholders to agree.

As a result of these one-sided restrictions, we believe Management is operating as if it were sheltered behind a form of Iron Curtain. The shareholders, on the other hand, are on the outside, looking in.

What can the Shareholders do about it?

It is clear to us that the shareholders have little say in the Company, and, under the present restrictions, probably never will have a significant voice. We asked for a chance to bring before all the shareholders in the annual proxy statement a perfectly reasonable proposal and were turned down flat. With such a precedent, it appears that shareholder proposals are likely to meet with resistance from Management in the future. To have any meaningful voice at all in this Company, the shareholders must have representation on the Board of Directors, through directors they nominate and choose. Without that, we feel very strongly that we are just captives of Management and their handpicked Board of Directors. After all, we are supposed to own this Company and we are entitled to have a management that is responsive to shareholder interests. We believe that the present system is excessively management-oriented and not in the best interests of the Company and its shareholders. In fact, two of the current directors do not even own any stock in the Company. Make no mistake:
Management has clearly demonstrated to us that it wants no input or interference from shareholders. Let's change that.

We Need to Elect REAL Shareholder Representatives to the Board of Directors

We believe this is the only way to create an effective shareholder voice in this company. This year there will be three directors elected at the Annual Meeting. As usual, Management will hand-pick its own slate and send it to you for your vote. If we do not present an opposing slate of candidates, the Management slate will be elected as usual - and the current Management attitude will continue unchanged. Your vote will have had no significance, in our opinion.

If you agree with the Group's concerns and want to create real shareholder interest in this company, then we urge you to vote for the 13D slate of candidates. They are:

            Dr. Vartan Ghugasian

            Paul A. Cote

            John Orestis

We urge you to review the materials enclosed regarding them.

You will be receiving from Management proxy material asking you to vote for their slate of Directors. If you share our concerns, then DO NOT RETURN THE MANAGEMENT PROXY. IF YOU DO, YOU MAY CANCEL YOUR VOTE FOR THE INDEPENDENT DIRECTORS.